UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2017

CH2M HILL COMPANIES, LTD.

(Exact name of registrant as specified in its charter)

Delaware	000-27261	93-0549963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

9191 South Jamaica Street
Englewood, Colorado	80112-5946
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 771-0900

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒              Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07                       Submission of Matters to a Vote of Security Holders.

CH2M HILL Companies, Ltd. (“CH2M” or the “Company”) held its Special Meeting of Stockholders on December 13, 2017 (the “Special Meeting”).  The holders of record of shares of common stock, par value $0.01 per share, of CH2M (“Common Stock”) and shares of Series A preferred stock, par value $0.01 per share, of CH2M (“Preferred Stock”) at the close of business on November 8, 2017 (the “Record Date”) were entitled to vote at the Special Meeting. As of the Record Date, there were 24,600,078 shares of Common Stock and 4,821,600 shares of Preferred Stock outstanding. On the Record Date, the CH2M Preferred Stock was convertible into 5,379,140 shares of Common Stock (together with the 24,600,078 shares of Common Stock, the “Voting Stock”). Each holder of Common Stock and Preferred Stock is entitled to one (1) vote for each share of Common Stock and each share of Preferred Stock (on an as-converted basis) owned as of the Record Date at the Special Meeting.  At the Special Meeting, 29,014,149.140256 shares of Voting Stock were present or represented by proxy; therefore, a quorum was present.  CH2M’s stockholders voted on three proposals, all of which were approved by the requisite vote of the Company’s stockholders.  The final voting results for the proposals are set forth below.

Proposal 1: To approve, direct and adopt the Agreement and Plan of Merger, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), Basketball Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and CH2M (the “Merger Agreement”), pursuant to which, upon the satisfaction or waiver of the conditions to closing set forth therein, Merger Sub will merge with and into CH2M (the “Merger”), with CH2M surviving the Merger as a subsidiary of Parent (the “Merger Proposal”).

For	Against	Abstain
95.57%	0.98%	0.23%

Proposal 2: To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement.

For	Against	Abstain
98.25%	1.75%	0%

Proposal 3: To approve on a non-binding, advisory basis, certain compensation that will or may become payable to the named executive officers of the Company that is based on or otherwise relates to the Merger.

For	Against	Abstain
72.42%	27.58%	0%

Item 8.01                       Other Events.

 On December 13, 2017, CH2M and Jacobs issued a joint press release. The joint press release announced receipt of the requisite stockholder approval for the Merger Proposal and announced the preliminary results of the elections made by CH2M stockholders regarding the form of merger consideration to be received in connection with the pending Merger.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.                    Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press release, dated December 13, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL COMPANIES, LTD.

Dated: December 13, 2017
/s/ Thomas M. McCoy
Name: Thomas M. McCoy
Title: Executive Vice President, General Counsel and Corporate Secretary

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